August 27, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 745 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to provide the definitive Prospectus and Statement of Additional Information for Toews Tactical Defensive Alpha Fund and to provide current financial statements and other updating information for:

Toews Hedged Core W Fund,

Toews Hedged Core Frontier Fund,

Toews Hedged High Yield Bond Fund,

Toews Hedged Core L Fund,

Toews Hedged Core S Fund,

Toews Hedged Growth Allocation Fund, and

Toews Unconstrained Income Fund.

We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

951482.91